EXHIBIT 99.1

Brookfield Business Partners in Partnership With CDPQ to Acquire Power Solutions Business From Johnson Controls

BROOKFIELD NEWS, Nov. 13, 2018 (GLOBE NEWSWIRE) -- Brookfield Business Partners L.P. (NYSE:BBU) (TSX:BBU.UN) ("Brookfield Business Partners") together with institutional partners (collectively, “Brookfield”) and Caisse de dépôt et placement du Québec (“CDPQ”), today announced that they have reached an agreement whereby Brookfield and CDPQ will acquire 100% of Johnson Controls’ Power Solutions business (“the Business”) for approximately $13.2 billion.

“We are excited to grow our business with the acquisition of Power Solutions, a global market leader which generates consistent cash flows and profitability,” said Cyrus Madon, CEO, Brookfield Business Partners. “We look forward to partnering with the management team to continue growing this world-class business and build on its track record of innovation.”

“We are very pleased to partner with Brookfield, that shares our vision of value creation through long-term commitment,” commented Stéphane Etroy, Executive Vice-President and Head of Private Equity at CDPQ. “This transaction enables us to acquire not only the world leader in automotive batteries, but also a model in terms of environmental and health & safety measures, that runs one of the most efficient industrial recycling systems globally.”

Business Overview

The Business produces batteries for global automakers and aftermarket distributors and retailers for use in nearly all types of vehicles, including hybrid and electrical models.

Highlights:

Market Leading Business with Strong Competitive Position. The Business is the market leader in automotive batteries, with significant global reach and market share in both original equipment manufacturers and aftermarket channels. It is well positioned to benefit from growth in demand for advanced batteries in all vehicle powertrains including electric vehicles.

Durable Business with Stable Cash Flows. The Business generates stable cash flows driven by non-cyclical aftermarket sales which comprise approximately 75% of its profit.  Its position as a low-cost producer in its core markets has enabled consistent growth through business cycles.

Long-Standing Relationships with Diverse Customer Base.  The Business holds long-term relationships with top-tier original equipment manufacturers and auto retailers globally, which are served by its more than 15,000 employees in 150+ countries.

Reputation for Safety, Product Quality, and Performance. Through its 100+ year history, the Business has earned a reputation for strong environmental health and safety standards, including a differentiated closed loop recycling program, and best-in-class product quality and distribution, supporting improved performance and reliability for its customers.

Funding

The transaction will be funded with approximately $3 billion of equity and approximately $10.2 billion of long-term debt financing.

Brookfield Business Partners expects to fund approximately 30% of the equity on closing from existing liquidity. CDPQ will commit to fund approximately 30% of the equity on closing, and the balance will be funded by other institutional partners. Prior to or following closing, a portion of Brookfield Business Partners' commitment may be syndicated to other institutional investors.

Advisors
Financing will be led by a syndicate of banks including Barclays, Credit Suisse, JPMorgan Chase, BofA Merrill Lynch, BMO Capital Markets, CIBC Capital Markets, Citigroup, Deutsche Bank, Goldman Sachs, HSBC, RBC Capital Markets, The Bank of Nova Scotia and TD Securities, who are each (other than Barclays) also acting as financial advisors to Brookfield.

Davis Polk & Wardwell LLP is acting as lead deal counsel to Brookfield.  In addition, Baker McKenzie is providing non-US legal advice, Cahill Gordon & Reindel LLP is providing compliance advice and Weil, Gotshal & Manges LLP is providing consortium advice to Brookfield. Kirkland & Ellis is acting as legal counsel to CDPQ.

Transaction Process

Closing of the transaction remains subject to customary closing conditions including regulatory approvals. Closing is expected to occur by June 30, 2019.

Brookfield Business Partners  is a business services and industrials company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs. Brookfield Business Partners is listed on the New York and Toronto stock exchanges. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management Inc. (NYSE: BAM)(TSX: BAM.A)(EURONEXT: BAMA), a leading global alternative asset manager with more than $300 billion of assets under management.

Caisse de dépôt et placement du Québec (CDPQ) is a long-term institutional investor that manages funds primarily for public and parapublic pension and insurance plans. As at June 30, 2018, it held CA$308.3 billion in net assets. As one of Canada's leading institutional fund managers, CDPQ invests globally in major financial markets, private equity, infrastructure, real estate and private debt. For more information, visit cdpq.com, follow us on Twitter @LaCDPQ or consult our Facebook or LinkedIn pages.

For more information, please visit our website at https://bbu.brookfield.com or contact:

Media Brookfield: Claire Holland Tel: (416) 369-8236 Email: claire.holland@brookfield.com Media CDPQ: Cesaltine Gregorio Tel: +1 514 847-5493 / +1 212 596 6314 Email: cgregorio@cdpq.com	Investors Brookfield: Gwyn Hemme Tel: (416) 359-8632 Email: gwyn.hemme@brookfield.com

Brookfield Business Partners Cautionary Statement Regarding Forward-looking Statements and Information

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words "will", "would", "growth", "expects" and "may", derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters will tend to identify forward-looking statements. Forward-looking statements in this news release include statements regarding the expected completion of the transaction described herein and the anticipated timing thereof, and the future performance and operation of the acquired power solutions business and growth initiatives relating thereto.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Partners to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Business Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.